1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STEPHEN H. BIER stephen.bier@dechert.com +1 212 698 3889 Direct +1 202 261 3092 Fax

May 2, 2023

VIA EDGAR

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harding, Loevner Funds, Inc. (the “Registrant”)

File Numbers 333-09341 and 811-07739

Dear Mr. Eskildsen:

This letter responds to the U.S. Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments that you provided on March 27, 2023 with respect to the Registrant’s Form N-CEN filing for the fiscal year ended October 31, 2022, as filed by the Registrant on January 13, 2023. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

1.

Comment:      Please supplementally explain why information regarding pricing services was not provided for the Emerging Markets ex China Portfolio and International Developed Markets Portfolio in response to Item C.11.a of Form N-CEN.

Response:      The Registrant’s failure to include information regarding the relevant pricing service providers in response to Item C.11.a of Form N-CEN was an inadvertent oversight and will be corrected in future Form N-CEN filings. The Registrant supplementally confirms that the responses to Item C.11.a for the Emerging Markets ex China Portfolio and International Developed Markets Portfolio would have been the same as the responses to Item C.11.a provided by the Registrant’s other series.

2.

Comment:      The Registrant’s response to Item B.22 of Form N-CEN for the Emerging Markets Research Portfolio and Frontier Emerging Markets Portfolio indicates that each Fund had a net asset value (“NAV”) error during the period. However, the Staff did not locate disclosure in the financial statements related to such NAV error. Please supplementally describe the nature and circumstances of the NAV error, associated control implications, mitigating actions and amounts reimbursed, if any. In addition, if amounts have been reimbursed, please explain, citing applicable U.S. Generally Accepted Accounting Principles, Regulation S-X and other accounting guidance, why the Funds have not disclosed these reimbursement amounts in their financial statements.

Response:      The Funds experienced a NAV error on November 26, 2021 due to the application by the Funds’ fair value vendor of incorrect Croatian, Sri Lankan and Vietnamese factor adjustments to certain securities held by the Funds, which caused each Fund’s NAV to be overstated. The Funds followed their NAV correction policy and Valuation Procedures in addressing the NAV error. The Emerging Markets Research Portfolio did not reprocess any shareholder transactions or reimburse the Fund for any losses as a result of the NAV error because the impact of the NAV error on the Fund was less than one half of one percent and there was no investor activity in the Fund on November 26, 2021. The Frontier Emerging Markets Portfolio experienced net redemptions on November 26, 2021, which resulted in a $143.85 loss to the Fund. The Frontier Emerging Markets Portfolio reprocessed shareholder transactions in accordance with the Fund’s NAV correction policy and Valuation Procedures and the Fund was reimbursed for its losses. The reimbursement amounts were not included in the Frontier Emerging Markets Portfolio’s financial statements because these amounts were immaterial. The Funds’ fair value vendor took certain actions to mitigate the risk of similar errors occurring in the future, including adding further controls related to its evaluation of certain exchange-traded fund benchmark returns (which are incorporated into the vendor’s model for calculating the factor adjustments) and modifying existing internal controls related to notifications on firm holidays.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3889 if you wish to discuss this correspondence further.

Best regards,

/s/ Stephen H. Bier

Stephen H. Bier

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